     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 21, 2000
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------
                                AMENDMENT NO. 7
                               (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                  RISCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  RISCORP, INC.
                               GRYPHUS COMPANY I
                               GRYPHUS COMPANY II
             THE RISCORP GROUP HOLDING COMPANY, LIMITED PARTNERSHIP
                 WILLIAM D. GRIFFIN FAMILY LIMITED PARTNERSHIP
                               WILLIAM D. GRIFFIN
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    767597107
                      (CUSIP Number of Class of Securities)


      WALTER E. RIEHEMANN                          GRYPHUS COMPANY I                        WILLIAM D. GRIFFIN
         RISCORP, INC.                            GRYPHUS COMPANY II                           P.O. BOX 728
2 NORTH TAMIAMI TRAIL, SUITE 608          THE RISCORP GROUP HOLDING COMPANY,             SARASOTA, FLORIDA 34236
  SARASOTA, FLORIDA 34236-5642                    LIMITED PARTNERSHIP                         (941) 316-6800
         (941) 366-5015                    WILLIAM D. GRIFFIN FAMILY LIMITED
                                                       PARTNERSHIP
                                           BANK OF AMERICA CENTER, SUITE 850
                                              101 CONVENTION CENTER DRIVE
                                                LAS VEGAS, NEVADA 89109
                                                    (702) 598-3738

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

         J. VAUGHAN CURTIS, ESQ.                               EDWARD J. HAWIE ESQ.
            ALSTON & BIRD LLP                                    KING & SPALDING
           ONE ATLANTIC CENTER                                 191 PEACHTREE STREET
        1201 WEST PEACHTREE STREET                         ATLANTA, GEORGIA 30303-1763
       ATLANTA, GEORGIA 30309-3424                                (404) 572-4600
              (404) 881-7000

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ] A tender offer.
d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                            CALCULATION OF FILING FEE

======================================================================================================================
                 TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
----------------------------------------------------------------------------------------------------------------------
                     $40,637,212.35                                                $8,769.08

======================================================================================================================

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $8,127.45                                    Filing party: RISCORP, Inc.
Form or Registration no.: Schedule 14A Preliminary Proxy Statement   Date filed: December 23, 1999

* For purposes of calculation of the filing fee only. This calculation assumes the purchase of 14,258,671 shares of Class A Common Stock of RISCORP, Inc. at $3.075 per share in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(c)(1) promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

                                 SCHEDULE 13E-3

         This Amendment No. 7 (the "Final Amendment") to Rule 13e-3 Transaction Statement on Schedule 13E-3 as so amended (this "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to a Plan and Agreement of Merger (the "Merger Agreement"), dated as of November 3, 1999 and as amended by that certain First Amendment to Plan and Agreement of Merger dated April 20, 2000, that certain Second Amendment to Plan and Agreement of Merger dated May 10, 2000 and that certain Third Amendment to Plan and Agreement of Merger dated June 28, 2000 (the "Amendments" and the Merger Agreement as amended by the Amendments the "Amended Merger Agreement"), by and among Griffin Acquisition Corp., a Florida corporation ("Acquisition Corp."), William D. Griffin, an individual resident of the State of Florida ("Mr. Griffin"), and RISCORP, Inc., a Florida corporation (the "Company"). Pursuant to the Amended Merger Agreement, among other things, (a) Acquisition Corp. will be merged with and into the Company (the "Merger" or the "Transaction"), with the Company being the surviving corporation, (b) each outstanding share of Class A Common Stock of the Company will be converted into the right to receive $3.075 in cash, without interest and less any required withholding taxes, (c) each outstanding share of Class B Common Stock of the Company will remain outstanding, and (d) all outstanding shares of Acquisition Corp. Common Stock shall be converted into the aggregate of one share of Class B Common Stock.

         This Final Amendment amends (i) the Schedule 13E-3 Transaction Statement filed on December 23, 1999; (ii) Amendment No. 1 to the Schedule 13E-3 Transaction Statement filed on February 25, 2000; (iii) Amendment No. 2 to the
Schedule 13E-3 Transaction Statement filed on March 30, 2000; (iv) Amendment No. 3 to the Schedule 13E-3 Transaction Statement filed on April 21, 2000; (v) Amendment No. 4 to the Schedule 13E-3 Transaction Statement filed on May 10, 2000; (vi) Amendment No. 5 to the Schedule 13E-3 Transaction Statement filed on June 9, 2000; and (vii) Amendment No. 6 to the Schedule 13E-3 Transaction Statement filed on June 30, 2000. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

         This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the Merger. Griffin Acquisition Corp., which was a party to the Merger, is not a filing party of this Final Amendment because it no longer exists as a result of the Merger.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

            (b) The information set forth in Item 1(b) is hereby amended and supplemented as follows:

            The Merger Agreement and the transactions contemplated therein were approved by the shareholders of RISCORP at a Special Meeting of the Shareholders originally convened on June 21, 2000 and adjourned until July 20, 2000 for purposes of soliciting additional proxies. The transactions contemplated in this Schedule 13E-3 Transaction Statement were consummated on July 20, 2000. RISCORP and the Acquisition Corp. filed Articles of Merger with the Security of State of Florida on July 20, 2000 and the Merger became effective on that date (the "Effective Date").

            Each share of Class A Common Stock issued and outstanding immediately prior to the Effective Date was converted, as of the Effective Date, into the right to receive $3.075 per share, less any required withholding taxes, plus a contingent right to receive an additional pro rata cash amount if RISCORP recovers any amounts in connection with the litigation currently pending against Zenith Insurance Company and Arthur Andersen LLP.

            All shares of Acquisition Corp. issued and outstanding immediately prior to the Effective Date were converted, as of the Effective Date, into an aggregate of one share of Class B Common Stock of RISCORP.

            Because RISCORP, as a result of the Merger, has no issued and outstanding shares of Class A Common Stock and has 24,334,444 shares of Class B Common Stock held of record and beneficially by five shareholders, RISCORP intends to file certification on Form 15 pursuant to Rules 12g-4 and 12h-3 promulgated under the Securities and Exchange Act of 1934, as amended, (the "Exchange Act") to provide notice of termination of registration of the Class A Common Stock of RISCORP and to immediately suspend all reporting requirements under the Exchange Act.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

            William D. Griffin, The RISCORP Group Holding Company, Limited Partnership, William D. Griffin Family Limited Partnership, Charlotte K. Griffin Trust Number 3, Anna F. Griffin Trust Number 3 and John Ford Griffin Trust Number 3 collectively own, beneficially and of record, all of the outstanding shares of Class B Common Stock. Because following the Effective Date, no shares of Class A Common Stock are issued and outstanding, the Class B Common Stock constitutes 100% of the capital stock of RISCORP. Mr. Griffin disclaims beneficial ownership of the shares of Class B Common Stock held by the trusts created for the benefit of his children.

ITEM 16. ADDITIONAL INFORMATION.

         The Merger Agreement was approved by the shareholders of RISCORP on July 20, 2000 at a Special Meeting of the shareholders of the Company originally convened on June 21, 2000. Of the 14,258,671 Shares of Class A Common Stock issued and outstanding as of the record date, 12,751,173 of such shares were represented in person or by proxy at the Special Meeting, and 11,925,662 of such shares voted in favor of the Merger. All of the 24,334,443 shares of Class B Common Stock issued and outstanding as of the record date were present in person or by proxy at the Special Meeting and voted in favor of the Merger. The number of shares of Class A Common Stock and Class B Common Stock, voting separately and together as a class, was sufficient to approve the Merger Agreement and the transactions contemplated therein. Articles of Merger were duly filed with the Secretary of State of Florida on July 20, 2000.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                           RISCORP, INC.


                                           By: /s/ Walter E. Riehemann
                                              --------------------------------
                                           Walter E. Riehemann
                                           President

July 20, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                       THE RISCORP GROUP HOLDING COMPANY, LIMITED PARTNERSHIP


                                         By: Gryphus Company I


                                         By:  /s/ William D. Griffin
                                            ---------------------------------
                                         William D. Griffin
                                         President

July 20, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   WILLIAM D. GRIFFIN FAMILY LIMITED PARTNERSHIP


                                           By: Gryphus Company II


                                           By: /s/ William D. Griffin
                                              ----------------------------------
                                              William D. Griffin
                                              President
July 20, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         WILLIAM D. GRIFFIN

                                         /s/ William D. Griffin
                                         ------------------------------------
                                         William D. Griffin


July 20, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          GRYPHUS COMPANY I


                                          By: /s/ William D. Griffin
                                             -----------------------------------
                                          William D. Griffin
                                          President


July 20, 2000

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                          GRYPHUS COMPANY II


                                          By: /s/ William D. Griffin
                                             -----------------------------------
                                          William D. Griffin
                                          President

July 20, 2000